Exhibit 99.4

MAG SILVER CORP. Security Class  Holder Account Number Form of Proxy - Annual General and Special Meeting to be held on June 15, 2017

This Form of Proxy is solicited by and on behalf of Management.  Notes to proxy Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 AM (Pacific Time) on June 13, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!  1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Call the number listed BELOW from a touch tone telephone. Scan the QR code to vote now.

Appointment of ProxyholderI/We being holder(s) of MAG Silver Corp. hereby appoint: Jonathan Rubenstein, or failing him, George Paspalas, or failing him, Larry Taddei, or failing him, Jody Harris,  Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the AnnualGeneral and Special Meeting of shareholders of MAG Silver Corp. to be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, on June 15, 2017 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof VOTING RECOMMENDATIONS ARE INDICATED BY highlighted text  OVER THE BOXES.  Election of Directors  Peter D. Barnes Jill D. Leversage Jonathan A. Rubenstein Richard P. Clark Derek C. White Richard M. Colterjohn George N. Paspalas Daniel T. MacInnis Appointment of Auditors To appoint Deloitte LLP, an Independent Registered Public Accounting Firm, as the Auditor of the Company for the ensuing year and to authorize the Directors to fix their remuneration. Amended and Restated Stock Option Plan To approve the adoption of the Third Amended and Restated Stock Option Plan of the Company.

Amended and Restated Share Unit Plan To approve the adoption of the Amended and Restated Share Unit Plan of the CompanyAmended and Restated Deferred Share Unit Plan To approve the adoption of the Second Amended and Restated Deferred Share Unit Plan of the Company. Authorized Signature(s) - This section must be completed for your instructions to be execute I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.M  G  S Q 2  5  1  1  9 4A  R